DAVIS LEGAL ADVISORS *since* 1892
& company

*from the office of:* Donna L. Ornstein
direct tel: 604.643.6478
direct fax: 604.605.3768
dornstein@davis.ca


03029569

August 14, 2003

*file number:* 50237-00001

SUPPL

03 AUG 27 AM 7:21

Office of International Corporate Finance
c/o Securities and Exchange Commission
450 - 5th Street N.W.
Washington, DC 20549

Dear Sirs:

**Re: GTECH International Resources Limited - Exemption No. 82-3779**

We are solicitors for GTECH International Resources Limited (the "Company") which was issued an exemption pursuant to Rule 12(g)3-2(b) under the United States Securities Exchange Act of 1934. We enclose the following for filing with you:

1. Index to the documents enclosed; and

2. copies of the documents listed on the Index in the same order with the exemption number noted thereon.

If you have any further requirements, please let us know.

PROCESSED
SEP 04 2003
THOMSON FINANCIAL

Yours truly,

DAVIS & COMPANY

Per: Donna L. Ornstein
Donna L. Ornstein
Legal Assistant

DO/tzc
Encls.

Exemption No. 82-3779

August 14, 2003

**GTECH INTERNATIONAL RESOURCES LIMITED**

**Rule 12(g)3-2(b)(1)(i)**

03 AUG 27 PM 7:21

**INDEX**

1. **Material filed with the Yukon Registrar of Companies as required by the Business Corporations Act (Yukon) and regulations thereunder ("Yukon") and with the Registrar of Companies or regulators as required to maintain the Company's registration in the Province of British Columbia ("BC")**

---

(a) Incorporation Documents

| | | |
|---|---|---|
| (i) | Yukon | Not Applicable |

(b) Extra-provincial Registration

| | | |
|---|---|---|
| (i) | BC | Not Applicable |

(c) Annual Reports

| | | |
|---|---|---|
| (i) | Yukon | Not Applicable |
| (ii) | BC | July 24, 2003 |

(d) Notices Filed with Registrar of Companies

| | | |
|---|---|---|
| (i) | Yukon | Not Applicable |
| (ii) | BC | Not Applicable |

(e) Annual Audited Financial Statements

| | | |
|---|---|---|
| (i) | Yukon | For fiscal year ended April 30, 2003 |
| (ii) | BC | Not Applicable |

(f) Quarterly Interim Financial Statements

| | | |
|---|---|---|
| (i) | Yukon | Not Applicable |
| (ii) | BC | Not Applicable |

(g) Special Resolution

| | | |
|---|---|---|
| (i) | Yukon | Not Applicable |
| (ii) | BC | Not Applicable |

**2. Materials filed with the Securities Commissions of British Columbia, Alberta and the Yukon (the "Securities Commissions") under the Securities Act (British Columbia), the Securities Act (Alberta) and the Securities Act (Yukon), the regulations thereunder, and National Policy No. 41 and Multilateral Instrument 45-102, Resale of Securities ("MI 45-102")**

| | | |
|---|---|---|
| (a) | Annual Report (including annual audited financial statements and auditor's report thereon) | For fiscal year ended April 30, 2003 |
| (b) | Annual Information Form | Not Applicable |
| (c) | Notice of Filing Annual Information Form | Not Applicable |
| (d) | Quarterly Interim Financial Statements | Not Applicable |
| (e) | News Releases | August 7, 2003<br>August 8, 2003 |
| (f) | BC Form 53-901F, Material Change Report | August 8, 2003 |
| (g) | Notice of Meeting Date and Record Date of AGM or Extraordinary General Meeting ("EGM") | June 30, 2003 |
| (h) | Notice of AGM or EGM, Proxy and Information Circular | August 7, 2003 |
| (i) | Report of Exempt Distribution | Not Applicable |
| (j) | Certificate under Subsection 2.7(2) or (3) of MI 45-102 | Not Applicable |
| (k) | Prospectus | Not Applicable |
| (l) | Amendment to Prospectus | Not Applicable |
| (m) | Takeover Bid Circular | Not Applicable |
| (n) | Notice of Change or Variation to Takeover Bid Circular | Not Applicable |
| (o) | Issuer Bid Circular | Not Applicable |

| | | |
|---|---|---|
| (p) | Notice of Change or Variation to Issuer Bid Circular | Not Applicable |
| (q) | Initial Acquisition Report | Not Applicable |
| (r) | Subsequent Acquisition Reports | Not Applicable |
| (s) | Notice of Intention to Sell by a Control Person | Not Applicable |

**3. Materials filed with the TSX Venture Exchange ("Exchange") (as required by its rules and policies)**

| | | |
|---|---|---|
| (a) | Exchange Filing Statement | Not Applicable |
| (b) | BC Form 53-901F, Material Change Report | August 8, 2003 |
| (c) | Annual Report (including annual audited financial statements and auditor's report thereon) | For fiscal year ended April 30, 2003 |
| (d) | Quarterly Interim Financial Statements | Not Applicable |
| (e) | News Releases | August 7, 2003<br>August 8, 2003 |
| (f) | Annual Information Form | Not Applicable |
| (g) | Notice of Filing Annual Information Form under MI 45-102 | Not Applicable |
| (h) | Prospectus | Not Applicable |
| (i) | Amendment to Prospectus | Not Applicable |
| (j) | Notice of AGM or EGM, Proxy and Information Circular | August 7, 2003 |
| (k) | Takeover Bid Circular | Not Applicable |
| (l) | Notice of Change or Variation to Takeover Bid Circular | Not Applicable |
| (m) | Issuer Bid Circular | Not Applicable |
| (n) | Notice of Change or Variation or Issuer Bid Circular | Not Applicable |

| | | |
|---|---|---|
| (o) | Notice of Intention to Sell by a Control Person | Not Applicable |
| (p) | Notice of Dividends | Not Applicable |
| (q) | Notice of Proposed Private Placement – Exchange Forms 4C, Declaration of Certified Filing and 4B, Private Placement Summary Form | Not Applicable |
| (r) | Expedited Notice of Private Placement, – Exchange Forms 4F | Not Applicable |
| (s) | Notice of Proposed Minor or Major Transaction – Exchange Form 5C, Transaction Summary Form | Not Applicable |
| (t) | Notice of Grant Stock Options – Exchange Forms 4K, Summary Form – Incentive Stock Options, and 4L, Declaration of Incentive Stock Options | Not Applicable |

4. **Materials distributed to security holders as required by the Business Corporations Act (Yukon) and regulations thereunder, the Securities Act (British Columbia), the Securities Act (Alberta), the Securities Act (Yukon) and regulations thereunder National Policy No. 41 and the rules and policies of the Exchange)**

| | | |
|---|---|---|
| (a) | Annual Report (including annual audited financial statements and auditor's report thereon) | For fiscal year ended April 30, 2003 |
| (b) | Quarterly Interim Financial Statements | Not Applicable |
| (c) | Notice of AGM or EGM, Proxy and Information Circular | August 7, 2003 |
| (d) | Prospectus | Not Applicable |
| (e) | Amendment to Prospectus | Not Applicable |
| (f) | Issuer Bid Circular | Not Applicable |
| (g) | Notice of Change or Variation to Issuer Bid Circular | Not Applicable |

Exemption No. 82-3779



Ministry of Finance
Corporate and Personal Property Registries

2nd Floor – 940 Blanshard Street
P.O. Box 9431 Stn Prov Govt
Victoria BC V8W 9V3
Telephone: 250 356 8626
Office hours: 8:30 – 4:30
(Monday – Friday)

# ANNUAL REPORT OF EXTRAPROVINCIAL COMPANIES

## FORM 17

Section 305 *COMPANY ACT*

**INSTRUCTIONS:**

1. **Please type or print clearly in block letters and ensure that the form is signed and dated in ink. Complete all areas of the form. The Registry may have to return documents that do not meet this standard. Attach an additional sheet if more space is required.**
2. In Box A, enter the exact name of the company as shown on the Certificate of Extraprovincial Registration, the Change of Name Certificate or Amalgamation Certificate.
3. In Box D and E enter the last name, first name, and any initials of each of the extraprovincial company's directors and officers. Individual's names should be shown consistently throughout this document.
4. In Box C, enter the anniversary date of the registration of the company in BC. For example, an extraprovincial company registered in the province May 8, 1991 would file an annual report containing information that is current as of May 8th every year. This report must be filed each year, within two months of registration in the province.
5. The extraprovincial company must keep at its head office within British Columbia the records and documents required to be kept there by Section 309 of the *Company Act.*
6. **Filing Fee: $35.00.** Submit this form with a cheque or money order made payable to the Minister of Finance, or provide the Registry authorization to debit the fee from your BC Online Deposit Account. Please pay in Canadian dollars or in the equivalent amount of U.S. funds.
7. Additional information and forms are available on the internet at: http://www.fin.gov.bc.ca/registries

**B** CERTIFICATE OF EXTRAPROVINCIAL REGISTRATION NO

A-12635

*OFFICE USE ONLY – DO NOT WRITE IN THIS AREA*

SUBMITTED TO THE B.C. REGISTRAR FOR FILING ON July 24, 2003

*Freedom of Information and Protection of Privacy Act (FIPPA)* The personal information requested on this form is made available to the public under the authority of the *Company Act*. Questions about how the *FIPPA* applies to this personal information can be directed to the Administrative Analyst, Corporate and Personal Property Registries at (250) 356-0944, PO Box 9431 Stn Prov Govt, Victoria BC V8W 9V3.

**A** FULL NAME OF EXTRAPROVINCIAL COMPANY

GTECH INTERNATIONAL RESOURCES LIMITED

**C** DATE OF ANNUAL REPORT (anniversary date of registration in BC) YYYY/MM/DD

2003 July 29

**D** Full names and addresses of all **directors** of the company

| LAST NAME | FIRST NAME AND INITIALS *(IF ANY)* | FULL ADDRESS *(INCLUDE POSTAL / ZIP CODE)* |
|---|---|---|
| BA | FRED | 98 VICTORIA ROAD BELLEVUE, SYDNEY, AUSTRALIA 2023 |
| DENNIS | IAN ALISTAIR | 2 HOLDSWORTH AVENUE GREENWICH, NSW, AUSTRALIA 2065 |
| MCFAULL | ARTHUR JAMES | 5 – 100 LEWES BLVD WHITEHORSE, YT Y1A 3W1 |
| JACOBSON | MERVYN | FLAT 4, 34 STREET GEORGES DRIVE LONDON, SW1V 4BN |

**E** Full names and addresses of all **officers** of the company

| LAST NAME | FIRST NAME AND INITIALS *(IF ANY)* | OFFICE HELD | FULL ADDRESS *(INCLUDE POSTAL/ZIP CODE)* |
|---|---|---|---|
| DENNIS | IAN ALISTAIR | PRESIDENT & SECRETARY | AS ABOVE |
| JACOBSON | MERVYN | CHAIRMAN OF THE BOARD | AS ABOVE |

**F** Has the extraprovincial company filed at the Corporate Registry all the documents relating to an amendment of the company's charter? If No, please submit documents verified by a Notary or by the proper government authority in the company's home jurisdiction, with the filing fee. Please contact us for information on filing fees.

**G** Do all the directors or officers of the company qualify under sections 114 or 133 of the *Company Act*? If No, attach particulars.

**H** Have all filings related to any changes to the following been filed with the Corporate Registry:
- Address of the head office within British Columbia?
- Address of the head office without British Columbia?
- Name or address of the attorney within British Columbia?

If No, attach appropriate change forms.

**I** **CERTIFIED CORRECT** – I have read this form and found it to be correct.

Signature of a current Director, Officer, or Company Solicitor | DATE SIGNED YYYY / MM /DD



2003/07/29

Exemption No. 82-3779

**GTECH INTERNATIONAL RESOURCES LIMITED**
**c/o Genetic Technologies Limited**
**Level 9, 185 Macquarie Street**
**Sydney, NSW 2000 Australia**
**Telephone: (612) 9233 5015**
**Fax: (612) 9232 5313**
**Email iandennis@gtg.com.au http://www.gtechinternational.com**

03 AUG 27 7:21

# PRESS RELEASE

August 7, 2003

Syndey, Australia... August 7, 2003... Mr. Ian Dennis, President of **Gtech International Resources Limited (GCH-TSX-V)** announces that in accordance with the policies of the TSX Venture Exchange, the directors have adopted a "rolling" stock option plan for the Company in order to provide incentive to directors, officers, employees and consultants, which authorizes the granting of stock options to qualified optionees to purchase in the aggregate up to 10% of the issued capital on a rolling basis. The stock option plan is subject to acceptance for filing by the TSX Venture Exchange and to shareholder approval at the Annual and Special Meeting of the Shareholders of the Company which will be held in Sydney, Australia on September 12, 2003.

The Company maintains a web site at www.getechinternational.com, which gives shareholders the opportunity to review quarterly reports, news releases, corporate profiles, project details and other information.

GTECH INTERNATIONAL RESOURCES LIMITED

Per: *"Ian A. Dennis"*
Ian A. Dennis,
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Exemption No. 82-3779


**GTECH INTERNATIONAL RESOURCES LIMITED**
**c/o Genetic Technologies Limited**
**Level 9, 185 Macquarie Street**
**Sydney, NSW 2000 Australia**
**Telephone: (612) 9233 5015**
**Fax: (612) 9232 5313**
**Email iandennis@gtg.com.au http://www.gtechinternational.com**


# PRESS RELEASE

August 8, 2003

Sydney, Australia... August 8, 2003... Mr. Ian Dennis, President of **Gtech International Resources Limited (GCH-TSX-V)** reports on the activities of the Company for the fiscal year ended April 30, 2003.

### *Corporate Activities*

The Directors continue to investigate a number of opportunities in the biotechnology field for possible acquisition by the Company. In anticipation of finding a suitable biotechnology project for the Company (arms-length from Genetic Technologies Limited, the Company's parent), the Company has included as an item of special business at its Annual and Special Meeting to be held on September 12, 2003 an ordinary resolution authorizing the directors to acquire business opportunity during the ensuing twelve months which may result in a "change of business".

### *Exploration Projects*

The Company's Revenue Creek property in the Yukon was sold to ATAC Resources Limited in the last financial year. The Company retains a 2% NSR from which ATAC Resources Limited can purchase 1% for $300,000 and another 0.5% for $300,000 which would leave the Company with a balance of 0.05% NSR.

The Company still retains a 1.5% NSR on the Aurex Property in the Yukon which has been acquired pursuant to an option agreement by Expatriate Resources Limited. Expatriate Resources Limited may purchase this NSR at any time for $1,000,000. The Aurex property is now controlled by StrataGold Corporation and the royalty interest has been assigned from Expatriate Resources Limited to StrataGold Corporation.

### *Financial Conditions*

Revenue for the fiscal year ended April 30, 2003 consisted of interest received of $1,100 (2002 - $2,781) and option receipts with a value of Nil (2002 - $101,000).

The Company reported a net loss for the fiscal year ended April 30, 2003 of $28,554 or $0.01 per share compared with a loss of $45,021 in the prior year, or $0.08 per share. Total expenses for the fiscal year ended April 31, 2003 were $29,654 (2002 - $136,802).

The Directors continue to investigate a number of opportunities in the biotechnology field for possible acquisition by the Company. None of the projects investigated to date have been suitable for acquisition by the Company. Of the $130,000 raised under the May 2001 private placement, $27,062 remains to be incurred on seeking biotechnology opportunities.

*Liquidity and Solvency*

As at April 30, 2003, the Company had cash on hand of $102,517 (2002 - $115,990), which is sufficient to meet the Company's ongoing corporate and administrative obligations as they become due and includes $27,062 remaining from the private placement to be applied towards the continuing investigation of biotechnology opportunities. The Company also holds shares in listed Canadian public companies with a market value April 30, 2003 of $96,000. The major shareholder, Genetic Technologies Limited (ASX – GTG) has indicated its willingness to subscribe for additional shares in the capital of the Company should the need for additional capital be required.

Subsequent to year end, on 16 May 2003, Genetic Technologies Limited exercised its 1,300,000 warrants at C$0.14 per share raising C$182,000 cash, which has been added to working capital. Following the exercise of the warrants, Genetic Technologies Limited owns 78.22% of the capital of the Company.

*Annual and Special Meeting*

The Company will hold its annual and special meeting at the Company's offices in Sydney, Australia on Friday, September 12, 2003 at 3.00 p.m. In addition to the annual business, shareholders will be requested to approve a "rolling" 10% stock option plan for the Company and the acquisition of new business opportunities.

The Company maintains a web site at www.gtechinternational.com, which gives shareholders the opportunity to review quarterly reports, news releases, corporate profiles, project details and other information.

GTECH INTERNATIONAL RESOURCES LIMITED

Per: *"Ian A. Dennis"*

Ian A. Dennis,
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Exemption No. 82-3779

03 AUG 27 7:21

**BC FORM 53-901F**

**(formerly Form 27)**

**SECURITIES ACT**

**MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT**

**Note**: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

**Note**: IF THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND FILE IN AN ENVELOPE MARKED "CONFIDENTIAL – ATTENTION: SUPERVISOR, FINANCIAL REPORTING."

**Item 1. Reporting Issuer**

*State the full name and address of the principal office in Canada of the reporting issuer:*

GTECH INTERNATIONAL RESOURCES LIMITED
2800 Park Place, 666 Burrard Street
Vancouver, BC V6C 2Z7

**Item 2. Date of Material Change**

*State the date of the material change:*

August 7, 2003

**Item 3. Press Release**

*State the date and place(s) of issuance of the press release issued under section 85(1) of the Act:*

August 7, 2003, Vancouver, British Columbia, Canada

**Item 4. Summary of Material Change**

*Provide a brief but accurate summary of the nature and substance of the material change:*

The Issuer has adopted a 10% "rolling" stock option plan, subject to shareholder approval and acceptance by the TSX Venture Exchange.

**Item 5.** **Full Description of Material Change**

Mr. Ian Dennis, President of **Gtech International Resources Limited (GCH-TSX-V)** announces that in accordance with the policies of the TSX Venture Exchange, the directors have adopted a "rolling" stock option plan for the Company in order to provide incentive to directors, officers, employees and consultants, which authorizes the granting of stock options to qualified optionees to purchase in the aggregate up to 10% of the issued capital on a rolling basis. The stock option plan is subject to acceptance for filing by the TSX Venture Exchange and to shareholder approval at the Annual and Special Meeting of the Shareholders of the Company which will be held in Sydney, Australia on September 12, 2003.

**Item 6.** **Reliance on Section 85(2) of the Act**

N/A

**Item 7.** **Omitted Information**

N/A

**Item 8.** **Senior Officers**

Ian A. Dennis, President at 612 9233 5015

**Item 9.** **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, B.C., the 8th day of August, 2003.

Ian Dennis
(Signature)

Ian A. Dennis
(name of senior officer - please print)

Exemption No. 82-3779

**GTECH INTERNATIONAL RESOURCES LIMITED**
**Level 9 Floor**
**185 Macquarie Street**
**Sydney, NSW 2000**
**Australia**
**Tel: (612) 9233-5015**
**Fax: (612) 9232-5313**



June 30, 2003

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs Mobilieres du Quebec
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Prince Edward Island Securities Commission
Registrar of Securities, Yukon
Registrar of Securities, Northwest Territories
Registrar of Securities, Nunvaut
TSX Venture Exchange

Dear Sirs:

**Re: Notice of Meeting and Record Dates Under National Instrument 54-101**

In accordance with subsection 2.2(2) of National Instrument 54-101, we advise you of the following in connection with an Annual and Special Meeting of the Shareholders of Gtech International Resources Limited:

| | | |
|---|---|---|
| 1. | Meeting Type | : Annual and Special |
| 2. | Class of Securities Entitled to Receive Notice | : Common |
| 3. | Class of Securities Entitled to Vote | : Common |
| 4. | CUSIP Number | : 36238L-10-1 |
| 5. | Record Date for Notice | : Friday, August 1, 2003 |
| 6. | Record Date for Voting | : Friday, August 1, 2003 |
| 7. | Beneficial Ownership Determination Date | : Friday, August 1, 2003 |
| 8. | Meeting Date | : Friday, Sept 12, 2003 |
| 9. | Meeting Location | : Sydney, Australia |
| 10. | Business | : Routine and Non-Routine |

Yours truly,

GTECH INTERNATIONAL RESOURCES LIMITED

*"Ian A. Dennis"*

President

Public\50237\AGM-03\SedarNot.doc